EXHIBIT 21.1

MATERIAL SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation
Agile Canadian Holdings, Inc.	Delaware
Agile Software International Holdings, LLC	Delaware
Agile Software (Suzhou) Co., Ltd.	China
Agile Software AG	Switzerland
Agile Software Enterprise Pvt. Ltd.	India
Agile Software GmbH	Austria
Agile Software GmbH	Germany
Agile Software International Corporation	Delaware
Agile Software Kabushiki Kaisha	Japan
Agile Software Limited	Taiwan
Agile Software Limited	UK
Cimmetry Systems Corp.	Nova Scotia, Canada